SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Alimera Sciences, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
016259 10 3
(CUSIP Number)
Mark Brooks
Scale Venture Management I, LLC
950 Tower Lane, Suite 700
Foster City, CA 94404
TELEPHONE: (650) 378-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 27, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	016259 10 3	13D	Page	2	of	17 Pages

1	NAME OF REPORTING PERSONS BAVP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

CUSIP No.	016259 10 3	13D	Page	3	of	17 Pages

1	NAME OF REPORTING PERSONS Scale Venture Management I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

CUSIP No.	016259 10 3	13D	Page	4	of	17 Pages

1	NAME OF REPORTING PERSONS Louis C. Bock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

CUSIP No.	016259 10 3	13D	Page	5	of	17 Pages

1	NAME OF REPORTING PERSONS Kate Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

CUSIP No.	016259 10 3	13D	Page	6	of	17 Pages

1	NAME OF REPORTING PERSONS Rory O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

CUSIP No.	016259 10 3	13D	Page	7	of	17 Pages

1	NAME OF REPORTING PERSONS Mark Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,863,094

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,863,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,863,094

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	15.66(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	This schedule is filed by BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”), Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons”). Scale is the General Partner of BAVP and the Listed Persons are the managing members of Scale. BAVP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Alimera Sciences, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 6120 Windward Parkway, Suite 290, Alpharetta, GA 30005.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are BAVP, LP (“BAVP”), Scale Venture Management I, LLC (“Scale”) and Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks (collectively, the “Listed Persons” and together with BAVP and Scale, the “Filing Persons”).
(b) The address of the principal place of business for BAVP is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. The address of the principal place of business for Scale and the Listed Persons is 950 Tower Lane, Suite 700, Foster City, CA 94404.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and BAVP is a Delaware limited partnership and Scale is a California limited liability company.
Item 3. Source and Amount of Funds or Other Consideration.
On April 21, 2010, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-162782) in connection with its initial public offering of 6,550,000 shares of Common Stock was declared effective. The closing of the offering took place on April 27, 2010, and at such closing BAVP purchased 363,636 shares of Common Stock at the initial public offering price of $11.00 per share. The source of funds for such purchase was the working capital of BAVP.
Item 4. Purpose of Transaction.
BAVP purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.
Mark Brooks is a member of the Board of Directors of the Issuer and is also a managing member of Scale, the general partner of BAVP.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.

				Sole	Shared
	Shares Held	Sole Voting	Shared Voting	Dispositive	Dispositive	Beneficial	Percentage of
Entity	Directly	Power	Power	Power	Power	Ownership	Class (1)
BAVP	4,863,094	0	4,863,094	0	4,863,094	4,863,094	15.66%
Scale (2)	0	0	4,963,094	0	4,863,094	4,863,094	15.66%
Louis C. Bock (3)	0	0	4,863,094	0	4,863,094	4,863,094	15.66%
Kate Mitchell (3)	0	0	4,863,094	0	4,863,094	4,863,094	15.66%
Rory O’Driscoll (3)	0	0	4,863,094	0	4,863,094	4,863,094	15.66%
Mark Brooks(3)	0	0	4,863,094	0	4,863,094	4,863,094	15.66%

(1) The percentage is calculated based upon 31,052,069 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 7, 2010.
(2) Scale is the general partner of BAVP.
(3) The Reporting Person is a managing member of Scale. The shares are held by BAVP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.
     The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Second Amended and Restated Investor Rights Agreement
BAVP and other stockholders of the Issuer have entered into a Second Amended and Restated Investor Rights Agreement dated March 17, 2008 (the “Investors Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand Registration Rights
At any time, subject to specified exceptions, any party to the Investor Rights Agreement has the right to demand that the Issuer file a registration statement covering the offering and sale of all or some of its Registrable Securities. Upon receiving such demand, the Issuer must notify all other holders of Registrable Securities and use its best efforts to effect the registration as soon as practicable and as will permit or facilitate the sale and distribution of all or such portion of such securities as are specified in such demand.
The Issuer shall not be obligated to take any action to effect any such registration:
•	in any particular jurisdiction in which the Issuer would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Issuer is already subject to service in such jurisdiction and except as may be required by the Securities Act of 1933, as amended (the “Securities Act”);

•	after the Issuer has effected two (2) such registrations, and the sales of the shares of common stock under such registration have closed;

•	if the Issuer shall furnish a certificate signed by the President of the Issuer, stating that in the good faith judgment of the Board of Directors of the Issuer (the “Board of Directors”) it would be seriously detrimental to the Issuer and its stockholders for such Registration Statement to be filed at the date filing would be required, in which case the Issuer shall have an additional period or periods of not more than ninety (90) days within which to file such Registration Statement; provided, however, that the Issuer shall not use this right to delay the filing for more than 180 days in the aggregate in any 12-month period;

•	if the holders of any other securities of the Issuer entitled to inclusion in such registration propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $7,500,000; or

•	prior to October 21, 2010.
Piggyback Registration Rights
All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, other than a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to a transaction pursuant to Rule 145 under the Securities Act or a registration pursuant to the demand registration rights of the Investor Rights Agreement as outlined above, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.
Form S-3
The Issuer shall use its best efforts to qualify for registration on Form S-3 (or any future form that is substantially equivalent to the current Form S-3). After the Issuer has qualified for the use of Form S-3, the holders of at least twenty percent (20%) of the Registrable Securities then outstanding and not registered shall have the right to request in writing registrations on Form S-3. The Issuer shall give notice to all holders of Registrable Securities of the receipt of a request for registration and shall provide a reasonable opportunity for other holders to participate in the registration. The Issuer will use its diligent efforts to effect as soon as practicable the registration of all shares of Registrable Securities on Form S-3 to the extent requested by the holder or holders thereof for purposes of disposition; provided, however, that the Issuer shall not be obligated to effect any such registration if the holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $2,000,000.
Expenses of Registration
The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.
Indemnification
The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Termination
Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a demand registration or exercise its piggyback registration rights terminates, upon the earlier of:
•	the date such stockholder’s is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act, so long as the Issuer has completed its initial public offering and such stockholder holds less than one percent (1%) of the Issuer’s equity securities; or

•	the fifth anniversary of the Issuer’s initial public offering.
Lock up Agreement
BAVP and Mr. Brooks, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on April 22, 2010 and ending on October 19, 2010 except with the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.

The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
The foregoing description of the terms of the Investor Rights Agreement and the Lock up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.
Other than as described in this Schedule 13D, to the best of the BAVP’s, Scale’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
A.	Second Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Exhibits A, B, C, D and E thereto, dated as of March 17, 2008, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-162782), filed with the SEC on October 30, 2009).

B.	Form of Lock up Agreement

C.	Agreement regarding filing of joint Schedule 13D.

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2010

BAVP, LP

By:	Scale Venture Management I, LLC,
	its General Partner	SCALE VENTURE MANAGEMENT I, LLC

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock		Name: Louis C. Bock
	Title: Managing Member		Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Driscoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks

EXHIBITS
A:	Second Amended and Restated Investor Rights Agreement by and among the Issuer and each of the persons listed on Exhibits A, B, C, D and E thereto, dated as of March 17, 2008, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-162782), filed with the SEC on October 30, 2009).

B.	Form of Lock up Agreement

C	Joint Filing Agreement

EXHIBIT B
FORM OF LOCK UP AGREEMENT
October ____, 2009
Alimera Sciences, Inc.
6120 Windward Parkway
Suite 290
Alpharetta, GA 30005
Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
As Representatives of the Several Underwriters
Dear Sirs:
As an inducement to the underwriters (the “Underwriters”) to execute the Underwriting Agreement between Alimera Sciences, Inc. and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. as representatives of the several Underwriters listed in Exhibit I thereto (the “Underwriting Agreement”), pursuant to which an offering will be made that is intended to result in the establishment of a public market for shares of common stock, par value $0.01 per share (the “Securities”) of Alimera Sciences, Inc. and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (the “Representatives”). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.
The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.
The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 11 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.
Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market after the Public Offering Date will not be subject to this Agreement, provided, that no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with subsequent sales of such Securities (other than a filing on a Form 5 made after the expiration of the Lock-Up Period). This Agreement shall not apply to any transfer of any Securities or other securities convertible into Securities made (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that any such transfer does not involve a disposition for value, or (iii) to the limited partners, limited liability company members or stockholders of the undersigned, provided that any such transfer does not involve a disposition for value; provided, that with respect to (i), (ii), and (iii) above any donee or transferee agrees to be bound in writing by the restrictions set forth herein and, provided further, that no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period). For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin. In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.
In the event that the Representatives release, in full or in part, any officer, director or stockholder of the Company (a “Stockholder”) from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters (a “Triggering Release”), then the undersigned shall be released in the same manner from the restrictions of this Agreement (i.e., in an amount equal to the same percentage of the Securities being released in the Triggering Release relative to the undersigned’s ownership of Securities at the time of the request of the Triggering Release); provided that (i) in order to request a Triggering Release, the Stockholder requesting the Triggering Release must make a request in writing to the Company setting forth the number of Securities to be released; (ii) the Company must notify the other Stockholders of the requested Triggering Release within three business days; (iii) any other Stockholder that intends to request a release of a pro rata portion of the Securities held by them (the “Pro Rata Stockholders”) must (x) make such a request in writing to the Company and (y) certify in writing to the Underwriters and the Company that the number of Securities is the true and accurate pro rata portion of the total number of Securities held by such Pro Rata Stockholder; (iv) the Company must (x) make a request in writing to the Representatives setting forth for the Stockholder requesting the Triggering Release and for each Pro Rata Stockholder the number of Securities for which each such Stockholder is requesting a release and (y) provide to the Representatives the total number of shares of common stock of the Company outstanding as of the date of the request of such Triggering Release and certify in writing to the Underwriters that such number is true and accurate. If the Company fails to notify the undersigned within three business days of the request of the Triggering Release, the failure to give such notice shall not give rise to any claim or liability against the Company, the Representatives or the Underwriters.
Notwithstanding the foregoing, (i) no release by the Representatives of any Securities will constitute a Triggering Release if the aggregate of such releases granted to any individual Stockholder requesting a release does not exceed 50,000 shares of Securities during the Lock-Up Period (for the avoidance of doubt, each individual affiliate of the undersigned that is a party to a lock-up agreement with the Underwriters shall be treated as a separate Stockholder); and (ii) if the release, in full or in part, of any Securities from the restrictions of its lock-up agreement is in connection with a follow-on offering of common stock (the “Follow-On Offering”), then the Securities held by the undersigned shall be released only if the undersigned enters into a new lock-up agreement with the Underwriters with restrictions that will be no more restrictive than those set forth herein (other than that the expiration of the new lock-up may be up to 180 days from the date of such Follow-On Offering, subject to extension on the same terms as set forth herein) and only to the extent that the undersigned agrees to participate as a selling stockholder in the Follow-On Offering and to sell any of the Securities released from the restrictions of this Agreement in such Follow-On Offering.
This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement supersedes any prior agreements, representations or understandings (whether written, oral or implied) regarding the subject matter of this Agreement. This Agreement shall lapse and become null and void, and the undersigned shall be released from all obligations hereunder, (a) if the Public Offering Date shall not have occurred on or before July 31, 2010, (b), in the case where the Underwriting Agreement is not executed, upon the date on which the Company advises the Representatives in writing that it has determined not to proceed with the offering or (c), in the case where the Underwriting Agreement is executed but the offering is not consummated, upon the termination of the Underwriting Agreement pursuant to Section 9 of the Underwriting Agreement. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
Very truly yours,
[Name of stockholder]

EXHIBIT C
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Alimera Sciences, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 22nd day of July, 2010.

BAVP, LP

By:	Scale Venture Management I, LLC,
	its General Partner	SCALE VENTURE MANAGEMENT I, LLC

By:	/s/ Louis C. Bock	By:	/s/ Louis C. Bock

	Name: Louis C. Bock		Name: Louis C. Bock
	Title: Managing Member		Title: Managing Member

By:	/s/ Louis C. Bock	By:	/s/ Kate Mitchell

	Name: Louis C. Bock		Name: Kate Mitchell

By:	/s/ Rory O’Dricoll	By:	/s/ Mark Brooks

	Name: Rory O’Driscoll		Name: Mark Brooks